SHEP TECHNOLOGIES INC.

FORM 51-102F1
Management Discussion and Analysis

Three Month Period Ended March 31, 2004

The following discussion and analysis, prepared as of May 31, 2004, should be read together with the unaudited consolidated financial statements for the three month period ended March 31, 2004 and related notes, which are prepared in conformity with United States generally accepted accounting principles. The financial statements have not been reviewed by an external firm of accountants. All amounts are stated in US dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the year ended December 31, 2003 and 2002, and the management discussion and analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably form these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR and on the Company's website at www.shepinc.com.

DESCRIPTION OF THE BUSINESS

On September 12, 2002, the Company completed the acquisition of SHEP Limited by way of reverse takeover, including SHEP Limited's subsidiaries and certain assets, and subsequently changed its name to SHEP Technologies Inc. (the "Company"). We are a development stage company with proprietary "Stored Hydraulic Energy Propulsion" intellectual property. The SHEP System is designed for wide-ranging applications in the global transportation sector. The SHEP System uses electronics, a proprietary hydraulic pump/motor and a proprietary accumulator to capture kinetic energy otherwise lost during vehicle braking. It utilizes the recovered energy for vehicle acceleration during the low-speed acceleration phase. This use of recovered and stored energy results in decreased fuel consumption and harmful emissions, added acceleration and reduced noise and maintenance costs in transportation applications.

We are currently working on a third generation prototype that we expect will be completed in the fall of 2004. We plan to use the third generation prototype as a showcase for our technology and intend to then adapt our technology for specific applications in conjunction with industry partners.

We expect to spend at least $1.5 million this year on product development.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

The following is a discussion and analysis of our financial condition and operating results for the three months ended March 31, 2004 and 2003. This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and notes attached.

Our attached financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. They also comply, in all material respects with accounting principles generally accepted in Canada.

We are in the development stage and have recorded limited revenues. In the past, we have obtained necessary capital through the limited issuance of our common shares, increasing indebtedness and through advances from related parties and others. There is no assurance that these sources will continue to be available to us in future operating periods.

Selected Annual and Quarterly Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to our financial statements.

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Total revenues	$ -	$ 30,681	$ 374,836
Net loss before extraordinary items	3,291,730	1,125,506	413,349
Net loss	3,297,730	1,125,506	413,349
Basic and diluted loss per share	(0.14)	(0.09)	(0.10)
Total assets	515,581	496,920	95,791
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Three months ended	Sales	Net Loss	Loss per Share
March 31, 2002	$ 20,226	$ (208,089)	$ (0.05)
June 30, 2002	2,166	(300,717)	(0.08)
September 20, 2002	-	(112,333)	(0.01)
December 31, 2002	8,249	(504,367)	(0.04)
March 31, 2003	-	(306,847)	(0.01)
June 30, 2003	-	(1,248,073)	(0.06)
September 30, 2003	-	(868,471)	(0.04)
December 31, 2003	-	(868,339)	(0.04)
March 31, 2004	-	(918,128)	(0.04)

In 2002, our activities were primarily associated with reorganizing our affairs through the reverse takeover of Inside Holdings Ltd. (the Company's former name) and related fundraising initiatives. In the second quarter of 2003, we began a product development program with Pi Technology, a UK-based automotive engineering specialist, with a commensurate increase in our operating costs.

In May 2004, we signed a letter of intent to acquire Marshalsea Hydraulics Ltd. If this transaction closes, it will have a material affect on our results of operations and financial position. Marshalsea, which is based in the United Kingdom, generated revenues of $3.1 million in its fiscal year ended September 30, 2003 and has a history of profitable operations.

Operating Results

Comparison of the three months ended March 31, 2004 compared to the three months ended March 31, 2003:

SALES.    Sales represent revenue generated from the sale of prototype units. We did not generate any revenue during either the three months ended March 31, 2004 or March 31, 2003 from the sale of prototype units. Starting in fiscal 2001 we generated sales to a customer, but the customer's program completed early in fiscal 2002. Since then we have been focusing on developing a third generation prototype which we expect to be completed later this year.

COST OF GOODS SOLD.    Our cost of goods sold represents the cost of direct labour and materials consumed to earn sales revenue. Since we did not have any sales in the current period or the comparative period we did not incur any cost of goods sold.

DEPRECIATION.    We record depreciation on our capital assets. Depreciation expense was $9,590 for the current period ended March 31, 2004 compared to $15,348 for the comparative quarter.

RESEARCH AND DEVELOPMENT.    Research and development expense reflects contract fees paid to develop our technology. We incurred research and development expense of $353,320 for the current period, but no expense for the comparative quarter ended March 31, 2003. The increase in expense reflects a reinstatement of our research and development activities in 2003 following a restructuring of our operations in 2002. The bulk of our research and development expenditures were made with Pi Technology, a UK-based company that specializes in the design and development of electronics and software for the volume automotive and automotive-related markets. We expect that our current contract with Pi Technology will extend into the fall of 2004 and that our 2004 expenditures on research and development will higher than in 2003.

SELLING, GENERAL AND ADMINISTRATIVE.    We incurred selling, general and administrative expenses with unrelated parties of $294,772 in the period ended March 31, 2004 compared to $168,788 in the comparative quarter ended March 31, 2003. The increase in expense was attributable to higher professional fees, offset by decreased investor relations fees.

We incurred selling, general and administrative expenses with related parties of $145,306 in the three months ended March 31, 2004, compared to $120,877 in the comparative period. The increase relates to increased consulting fees and business development expense that reflected the increased level of corporate activity and fundraising activities.

INTEREST INCOME.    We earned interest income of $1,772 in the three months ended March 31, 2004, from funds held in trust.

INTEREST EXPENSE.    We incurred interest expense of $116,912 in the three months ended March 31, 2004 compared to $1,850 in the three months ended March 31, 2003. We incurred interest on notes payable of approximately $2,000 and interest of about $115,000 relating to a convertible debenture that we issued in February 2004. The face value of the interest applicable to the debenture was $3,900, however, United States generally accepted accounting principles require that issue costs and the value associated with certain warrants and conversion privileges be allocated between interest expense and share issue costs. The interest component of these costs was $111,000 while $297,300 was recorded as share issue costs as an offset against additional paid-in capital.

Transactions with Related Parties

Transactions with related parties are disclosed in Notes 7 and 8 of our financial statements. A number of our officers and directors charge the Company for their services through management or consulting companies. These are considered related party transactions whereas payments made directly to such persons are not, according to United States general accepted accounting principals. We paid fees to Balco Holdings Inc. in respect of corporate administration. Amounts paid to Primary Venture Corp. and SOPO Investments were in respect of the services of our CEO and office rent. We paid Ifield Technologies on account of engineering services. Amounts paid to Marshalsea Hydraulics Ltd. were in respect of rent, administration and engineering services and management services. We paid MCSI Consulting Services Inc. in respect of the services of our CFO and corporate finance services provided by personnel of MCSI.

We believe that the amounts paid in the quarter are generally indicative of amounts to be paid in the future subject to the following comments. Amounts paid to Marshalsea Hydraulics Ltd. will increase (see material contracts below) as that company takes on greater responsibility for the commercialization of the SHEP System. We expect that payments to MCSI Consulting Services Inc. will fluctuate depending on the scope of our corporate finance activities.

Material Contracts

The following are revisions to contracts with related parties and the contract for services of our new chief financial officer, which we entered into during the quarter.

Marshalsea Hydraulics Ltd.

We are party to a services agreement with Marshalsea Hydraulics Ltd., which was recently amended on February 1, 2004. The original agreement was entered into on July 1, 2003 and was retroactive to April 1, 2003, pursuant to which Marshalsea was to be paid approximately $8,500 per month. According to the July 1, 2003 Services Agreement, Marshalsea provides our Company with a number of services including technology design, accounting and financial reporting, co-location premises, administrative support and equipment and inventory storage. The agreement was amended effective November 1, 2003 to add Messrs. Humphrey and Hopkins as directors of SHEP UK. Under the amendment agreement dated February 1, 2004, Marshalsea's fee was increased to GBP10,000 per month and Messrs. Humphrey and Hopkins have assumed larger roles in the operations of SHEP UK. One of our directors, Peter R. Humphrey, is the Managing Director of Marshalsea and SHEP UK and John D. Hopkins is the Finance Director of Marshalsea and SHEP UK. Both Mr. Humphrey and Mr. Hopkins are shareholders of Marshalsea and the Company.

Tracy A. Moore

We amended our service agreement with Tracy A. Moore on February 10, 2004, when Mr. Moore resigned as Chief Financial Officer, but agreed to continue serving as a director and on the audit and compensation committees, and to assist with fundraising initiatives. The new arrangement continues until Mr. Moore gives six months' notice, or until SHEP gave six months' notice, but not before July 1, 2004. We are to pay Mr. Moore $24,000 per year for 30 hours work per month, which may be increased upon mutual agreement. We are to reimburse Mr. Moore for all reasonable expenses including travel, lodging, entertainment and other out-of-pocket expenses properly incurred by him in the performance of his duties.

Simon J. Anderson

On February 10, 2004 we entered into a service agreement with Simon J. Anderson. Under this agreement, Mr. Anderson is to serve as our Chief Financial Officer until Mr. Anderson gives six months' notice, or until we give six months' notice to Mr. Anderson, but not before February 10, 2005. Mr. Anderson is to receive $60,000 per year for 90 hours per month plus $75 per hour for additional time spent, subject to approval. The Board will review his salary on November 1 of each year. There is no commitment to increase Mr. Anderson's salary, but his salary may be increased at the Board's discretion. Mr. Anderson is also eligible to receive stock options and a bonus. We are also to pay premiums of a basic health and dental plan covering Mr. Anderson and his family to the extent of $3,000 per year, although no such payments have been made to date.

MCSI Consulting Services Inc.

On February 10, 2004 we entered into a corporate finance services agreement with MCSI Consulting Services Inc. ("MCSI"), a company owned by Tracy A. Moore (one of our directors) and Simon J. Anderson (our Chief Financial Officer). MCSI is to provide various corporate finance services, business development and planning strategies, preparation of disclosure documents, news releases and promotional literature, maintenance of our Company's due diligence materials, market research, administration services, general corporate finance assistance and all other services reasonably requested by us at a cost of $3,000 per month assuming 60 hours of work is provided. The arrangement may be terminated by either MCSI or us with 30 days notice, or immediately by MCSI if its account is not in good standing. Mr. Moore and Mr. Anderson charge the Company for their services through MCSI.

Contingent Liabilities and Commitments

We did not have any contingent liabilities at March 31, 2004. We are, however, committed to Pi Technology pursuant to a development contract for a total amount of approximately $1.5 million.

Investor Relations

In 2003 we engaged PacWest Group to undertake investor relations, undertake internet marketing and manage SHEP's investor database at a cost of C$5,000 per month. During the three months ended March 31, 2004, we paid or accrued C$15,000 to PacWest Group.

Effective April 2004, the Company retained Pacific Communications Group to develop and implement a communication plan focused on potential customers and investors. The engagement is for a period of one year with a monthly fee of $10,000.

During the period, officers of the Company have also communicated directly with shareholders, prospective shareholders and financiers.

Default under Debt or Other Contractual Obligations

We have two loans payable, one for $60,000 and one for $40,000. The $60,000 loan bears interest at 8% per annum, is unsecured and was due on the earlier of January 31, 2004 or on the date we received debt or equity financing of at least $1,000,000. It is now past January 31, 2004 and we have raised equity financing of at least $1,000,000 and so the loan is due, but we have not yet made payment. The lender has not demanded repayment of the $60,000 loan.

The lender for the $40,000 loan has not executed final loan documents nor has it demanded repayment. We has accrued interest based on the draft loan agreement that provides for terms that are the same as for the $60,000 loan. Similarly, while we believe that the loan is due, we have not repaid the principal and accrued interest. The lender has not demanded repayment of the $40,000 loan.

Based on the terms of the $60,000 loan and the assumed terms of the $40,000 loan, both of these amounts are currently due and payable and are accordingly included in current liabilities.

Our commercialization strategy depends largely on the successful development of a prototype vehicle by Pi Technology. Although we believe we have a good working relationship with Pi Technology, we are not in compliance with all of the financial terms of our contract. The contract requires that we obtain letters of credit in Pi Technology's favour to cover the projected cost of future milestones, however, in practice, Pi Technology has not required that we obtain letters of credit and we have not obtained any letters of credit for Pi Technology. If our relationship with Pi Technology were to become less favourable, Pi Technology could demand that we comply with all of the financial terms of our contract. If we were unable to comply with such terms, Pi Technology could cease development efforts on our behalf, at least until the defaults were corrected. If Pi Technology were to cease its development efforts, our ability to develop a prototype vehicle in a timely manner would be substantially jeopardized and costs would increase.

Management Changes

In February 2004, Tracy A. Moore stepped down as our chief financial officer and Simon Anderson was appointed in his place. Mr. Moore continues to serve as a director of the company.

SUBSEQUENT EVENTS

See note 13 to the attached financial statements.

LIQUIDITY AND SOLVENCY

As at March 31, 2004, our total cash was $60,029, our working capital deficiency was $735,301, and our stockholders' deficiency was $682,293. Since inception, we have incurred cumulative losses of $6,072,473.

Our Company is in the development stage and expects to remain in the development stage for the foreseeable future including the current operating year. We do not expect to generate cash flow from operations in the present year.

Our current working capital is not sufficient to meet our business operating objectives. Our ability to satisfy projected working capital requirements is entirely dependent upon our ability to secure additional funding through public or private sales of securities, including equity securities and by debt. There is no assurance that we will be able to secure the necessary capital on terms acceptable to us or at all.

We have been actively seeking new investment to further operations. We completed six private placements in 2003, which raised net proceeds of $2,087,100 to address our operating requirements. During the most recent quarter we completed a convertible debt financing for gross proceeds of $500,000, which netted $437,500.

We have planned capital expenditures, including the completion of our Jaguar-based prototype platform vehicle, for the next 12 months amounting to $2,500,000. At this time we are continuing discussions with a number of potential sources of funding for this and for other operating requirements, although there currently exist no agreements, commitments or understandings with respect to any financing.

In the three months ended March 31, 2004, our operations consumed $599,718 of cash. Our net loss of $918,128 was partially offset by expenses that did not consume cash in the current period, comprising depreciation of $9,520, and consulting fees of $108,000 paid with the issuance of stock options, and interest expense deemed in the amount of $114,917 paid through the issuance of shares. We generated $85,903 of cash from working capital, primarily through the increase of accounts payable. In the three months ended March 31, 2003, our operations consumed $182,384 of cash.

Our only investing activity in the period was the return of $151,100 placed into trust in 2003.

In the three months ended March 31, 2004, we generated $437,500 from financing activities. In the comparative quarter, we generated $224,250 from financing activities.

Our Company is funded primarily by the issuance of equity. To a lesser extent, the Company has issued short-term debt instruments denominated in US dollars. Our Company generally keeps cash on hand in US dollars but expects increasingly to move our holdings to Pounds Sterling as the UK operations become more firmly established. Our Company does not currently hold financial instruments for hedging purposes, but we may do so in the future to manage currency risk associated with funding our UK operations.

Our ability to fund our ongoing obligations as they become due is dependent on our capacity for raising financing. From time to time our liquidity is severely compromised and the expensive nature of our monthly obligations means that investors should be aware that there is considerable risk associated with our ability to maintain our financial position.